Dixons Group plc

NEWS RELEASE

Dixons Group Media Office Maylands Avenue, Hemel He[redacted]ad, Herts HP2 7TG
Telephone: 01442 35[redacted] 259 044

PR 05/2002
EMBARGOED
UNTIL 0700 HOURS
9 January 2002

DIXONS GROUP plc

INTERIM RESULTS FOR THE 28 WEEKS ENDED 10 NOVEMBER 2001

- Group turnover increased by 2.3% to £2.22 billion (2000/01: £2.17 billion excluding Freeserve). Like for like sales 0.8% lower.
- Profit before tax increased by 68% to £87.4 million (£51.9 million)
- Underlying profit before tax slightly lower at £87.4 million (2000/01 £90.8 million before exceptional items and Freeserve)
- Profit growth in established businesses in UK, Ireland and Nordic region offset by expected costs of new ventures in Continental Europe
- Adjusted diluted earnings per share of 3.4 pence (3.2 pence), an increase of 6%
- Interim dividend of 1.375 pence per share (1.25 pence), an increase of 10%
- Retail sales for 8 weeks to 5 January 2002 up 4% in total; down 0.6% like for like, but up almost 6% like for like excluding mobile phones
- Expansion plans expected to create 1,400 new jobs in current financial year

Sir Stanley Kalms, Chairman, commented on the interim results as follows:

"The Group produced another solid set of results despite the significant decline in both the mobile phone and PC markets. Our expansion plans are progressing well in the UK and Continental Europe and the PC City format has made an encouraging entry into new markets. Whilst there remains short-term economic uncertainty, new technology is expected to be one of the strongest areas of consumer expenditure and the Group's strong market and financial position ideally places it to take advantage of these opportunities. We continue to look forward to another year of progress."

RESULTS AND DIVIDENDS

Group turnover for the 28 weeks ended 10 November 2001 increased by 2.3% to £2.22 billion (2000/01 £2.17 billion excluding Freeserve). Growth in the retail businesses was partially offset by an expected movement in European Property division sales to the second half of the financial year. Like for like sales were 0.8% lower, mainly reflecting a difficult market for personal computers and mobile phones.

Underlying profit before tax for the first half fell slightly to £87.4 million (£90.8 million) due to the anticipated investment in new businesses in Continental Europe and a weighting of profits in European Property to the second half. Excluding these factors, profit before tax grew by 10%. Profits increased in all of the Group's established retail businesses. Overall profit before tax grew by 68% from £51.9 million to £87.4 million. Adjusted diluted earnings per share were 3.4 pence (2000/01 3.2 pence as restated for adoption of FRS 19), an increase of 6%.

The directors have declared an interim dividend of 1.375 pence per share (1.25 pence), an increase of 10%, payable on 4 March 2002 to shareholders registered on 1 February 2002.

DIVISIONAL PERFORMANCE

UK RETAIL

Following the sale of Freeserve, and in order to reflect the multi-channel nature of our retail brands, the UK Retail and International Retail divisions now include the results of related Internet activities. Prior year comparatives have been restated to reflect this classification change.

The UK Retail division made an operating profit before exceptional items of £72.9 million (£70.9 million), an increase of 3%. Total sales in the period also increased by 3% to £1,911 million (£1,856 million), with like for like sales 0.7% lower. The strength in the Group's brown and white goods business was offset by a decline in the market in two

of the Group's key product areas: mobile phones and personal computers. Excluding these two sectors, like for like sales were up by over 5%.

Gross margin increased by 0.4 percentage points, largely reflecting improvements in the supply chain and the introduction of new store concepts that have increased sales of higher margin accessories. The fall in like for like sales against the background of general cost inflation resulted in the division's cost to sales ratio being 0.4 percentage points higher than the first half of 2000/01. Operating profit as a percentage of sales remained constant at 3.8%.

The markets in which the division operates, and for which value-based data is available, grew by 3%. The brown goods market was strong, with growth in new technologies, such as widescreen TV, DVD and games console products. The domestic appliances market also enjoyed good growth. The PC market was significantly weaker. The UK Retail division gained market share, with Currys and PC World achieving particularly strong share gains in their respective markets.

This market data excludes mobile phones, which are only measured in units. As expected, the mobile phone market experienced a sharp year on year decline compared with the record numbers last year.

Dixons sales, at £377 million (£380 million), were down 1% due to the temporary closure of almost 100 stores for refit and the closure of some smaller stores. Sales were up 1% on a like for like basis. This performance was adversely affected by a significant reduction in customer traffic in Dixons airport stores post September 11.

97 stores were converted to the new Dixons 22 format in the first half. This new format provides an enhanced range of accessories and facilitates self-service for small ticket products, thereby ensuring a better availability of staff to assist with more complex products. These refits have delivered improvements in sales and margins.

Currys sales were £751 million (£706 million), an increase of 6% in total, 4% on a like for like basis. Like for like sales in Currys superstores were ahead by 5%.

The Currys Marketplace store concept has been successfully rolled out to over 100 stores, offering greater self-service on smaller ticket items, with increased availability of take-away stock. The new *Currys...No worries* service proposition was successfully launched, offering customers free delivery 7 days a week, 24 hour service support backed by a strong price proposition.

7 new Currys stores were opened or re-sited. In the second half of this financial year, the expansion rate will accelerate with the opening of 12 new stores, including 6 larger stores of around 30,000 square feet.

PC World sales grew by 5% to £581 million (£554 million), despite a 17% decline in the PC market. Like for like sales fell by 2%.

Further enhancements were made to the PC World proposition with component shops introduced into all stores and the launch of mobile data centres that offer the latest in mobile data hardware and services. 7 new PC World Superstores were opened in the first half, bringing the total number of stores to 103. A further 7 stores are expected to open in the second half of this financial year.

PC World Business also achieved sales growth in difficult market conditions. From the latter part of this year onwards, it is expected to benefit from its recent accreditation as one of only three approved Value Added Resellers for the Government Catalogue for IT (GCAT) contract.

Sales in The Link were £161 million (£177 million), a decline of 9% in total and 18% on a like for like basis. This must be set against last year's exceptional performance in which sales grew by 41%. Despite this year's decline, The Link's sales have grown by around one-third over the past two years. The mobile phone and communications market remains substantial and will benefit from the introduction of new communications technology.

Eight new The Link stores were opened in the period, taking the total to 279. A further 10 new stores are planned for the second half of the financial year.

INTERNATIONAL RETAIL

The International Retail division achieved an operating profit of £7.0 million (£14.6 million) on sales 8% ahead at £305 million (£283 million). The lower profit reflected expected start up losses in new businesses, mainly in France and Spain. The established businesses in the Nordic region and Ireland increased their operating profits.

Sales in Elkjøp, the Group's pan-Nordic business, in the first half were £271 million (£250 million), an increase of 8%. Like for like sales, having increased by 20% in the corresponding period last year, were 3% lower. This, in part, reflected not only the very strong comparative performance, but also more difficult economic conditions in Scandinavia. Elkjøp continued to gain market share.

Elkjøp increased its profits with improved margins in its newer markets and tight cost control. In July, Elkjøp completed the purchase of 7 out of town stores from SuperRadio in Denmark. These stores have been re-branded under Elkjøp's El Giganten fascia and will be refitted in the spring. This acquisition confirms El Giganten's position as the market leader out of town in Denmark. Elkjøp is the overall market leader in the Nordic region and is on track to reach its objective of being the number 1 or 2 mixed electricals retailer in each country in which it operates.

Elkjøp will enter the Hungarian market with a 43,000 square feet mixed electrical superstore opening in Budapest in spring 2002. This store concept will bring together the best of the Group's concepts from the UK and Scandinavia. This will be followed by a similar store to be opened in Czech Republic at the end of 2002. Further stores are planned in both countries.

In Spain, PC City achieved like for like sales growth of 12%. Total sales were lower as a result of the planned closure of some of the non-core parts of the original business acquired by the Group in 2000. The first new PC City superstore opened in Zaragoza and is trading well. Further stores are planned in the second half of the financial year in Madrid, Alicante and Valladolid.

The first two French PC City computer superstores have been opened in the Paris area. Villebon began trading in November and a second superstore was opened at Plaisir in December. Villebon had the strongest opening ever achieved by any PC World/City store, with over 15,000 customers on the first weekend alone. The initial results of both stores have been highly encouraging. Further store openings are planned in Paris and other major conurbations.

Sales in the Republic of Ireland grew by 21% to £24 million, with like for like sales ahead by 5%. A new store was opened in Dublin, with another in Limerick in the second half of the current financial year.

At the end of November, the Group announced the purchase of a 24.3% stake in UniEuro, one of Italy's leading electrical retailers, for £64 million. This purchase conferred the right to acquire the balance of the shares at any time before July 2003. UniEuro is the fastest growing and most profitable electrical retailer in Italy. This acquisition gives the Group a leading position in one of Europe's largest markets.

EUROPEAN PROPERTY

Operating profit in the European Property division fell to £2.9 million on sales 80% lower at £7.0 million. This reflects the expected timing of property sales towards the second half. Since the end of the first half, property sales have been completed that should ensure another strong year for the division.

FINANCIAL POSITION

The Group's financial position remains strong. The half-year end marks a seasonal peak for working capital. Net borrowings were £298 million (excluding funds held under trust to fund future extended warranty claims) compared with £359 million (excluding Freeserve funds) in the previous year. This improvement reflects supply chain enhancements that have reduced working capital requirements. The Group expects to have net cash at the year end.

Shortly after the half-year end, the Group sold 50 million shares in Wanadoo S.A. raising around £175 million and giving rise to an exceptional profit of £15 million. The Group retains around 125 million shares representing approximately 8.5% of Wanadoo's equity.

Net interest receivable was £4.6 million compared with interest payable of £2.3 million (excluding Freeserve) in the previous year. The improvement reflected the benefits of the Group's cash generation and a restructuring of borrowings to lower interest rate debt, including the issue in May 2001 of a €260 million 1% bond exchangeable into Wanadoo shares.

The taxation charge is based on the estimated full year taxation rate of 21.9% (2000/01 full year restated rate of 23.5% on underlying profits). This rate reflects the adoption of Financial Reporting Standard 19 that requires full provision for deferred tax. As required by the standard, the prior year's taxation rate has been restated on the same basis.

CURRENT TRADING

The performance in the 8 weeks ended 5 January 2002 was in line with our expectations. Group retail sales increased in total by 4%, although like for like sales were 0.6% lower. Gross margins were in line with last year

In the UK, there were good performances from Currys and PC World. Sales of games, large screen televisions, DVDs and appliances were strong and PC performance improved. The Link and Dixons, which are more exposed to the weak mobile phone market, performed less well compared with last year's exceptional numbers. Excluding mobile phones, UK like for like sales were ahead almost 6%.

Total sales in our Continental European businesses grew by 20%. Product cycles were similar to the UK, but in a number of countries economic conditions were more challenging.

The Group expects a satisfactory outcome for the year

Maylands Avenue
Hemel Hempstead
Hertfordshire HP2 7TG

Sir Stanley Kalms
Chairman
9 January 2002

The Interim Statement will be mailed to shareholders on 16 January 2002.
Copies will be available from the Company Secretary at the above address and on the Group's website at http://www.dixons-group-plc.co.uk

---

For further information:

John Clare	Group Chief Executive	)
Ian Livingston	Group Finance Director	) 0207 499 3494
Lesley Smith	Corporate Affairs Director	)

Issued by Weber Shandwick Square Mile (0207 950 2800) on behalf of Dixons Group plc.

Consolidated Profit and Loss Account

	Note	28 weeks ended 10 November 2001	28 weeks ended 11 November 2000 (restated)				52 weeks ended 28 April 2001 (restated)			
			Before Freeserve – continuing		Freeserve -discontinued		Before Freeserve - continuing		Freeserve -discontinued	
		Total £million	Underlying results £million	Exceptional items £million	£million	Total £million	Underlying results £million	Exceptional items £million	£million	Total £million
ırnover	2	2,223.1	2,174.0	-	30.2	2,204.2	4,643.4	-	44.8	4,688.2
ɔerating profit before ceptional items		82.8	93.1	-	(23.2)	69.9	282.0	-	(33.1)	248.9
‹ceptional operating items	3	-	-	(9.7)	(0.4)	(10.1)	-	(39.3)	(0.4)	(39.7)
·oup operating profit		82.8	93.1	(9.7)	(23.6)	59.8	282.0	(39.3)	(33.5)	209.2
ıare of operating loss of sociates		-	-	-	(3.3)	(3.3)	-	-	(5.4)	(5.4)
ɔtal operating profit	2	82.8	93.1	(9.7)	(26.9)	56.5	282.0	(39.3)	(38.9)	203.8
‹ceptional items	3	-	-	7.6	-	7.6	-	471.8	-	471.8
ofit on ordinary activities fore interest		82.8	93.1	(2.1)	(26.9)	64.1	282.0	432.5	(38.9)	675.6
:t interest receivable and nilar income	4	4.6	(2.3)	-	1.6	(0.7)	(4.2)	-	2.2	(2.0)
nounts written off vestments		-	-	-	(11.5)	(11.5)	-	(15.0)	(11.5)	(26.5)
·ofit on ordinary :tivities before xation		87.4	90.8	(2.1)	(36.8)	51.9	277.8	417.5	(48.2)	647.1
xation on profit on linary activities	5	(19.1)	(22.6)	1.9	6.3	(14.4)	(65.4)	8.8	7.0	(49.6)
ofit on ordinary tivities after taxation		68.3	68.2	(0.2)	(30.5)	37.5	212.4	426.3	(41.2)	597.5
uity minority interests		(2.0)	(5.7)	-	7.1	1.4	(12.3)	-	9.8	(2.5)
ofit for the period		66.3	62.5	(0.2)	(23.4)	38.9	200.1	426.3	(31.4)	595.0
ɪidends	6	(26.5)				(24.1)				(105.9)
·tained profit for the riod		39.8				14.8				489.1
rnings per share ɛnce)	7									
justed diluted (before eptional items and eserve)		3.4p				3.2p				10.3p
;ic		3.4p				2.0p				31.1p
uted		3.4p				2.0p				30.6p

Statement of Total Recognised Gains and Losses

	Note	28 weeks ended 10 November 2001 £million	28 weeks ended 11 November 2000 (restated) £million	52 weeks ended 28 April 2001 (restated) £million
Profit for the period		**66.3**	38.9	595.0
Translation adjustments		**(10.5)**	1.3	0.9
Total gains and losses recognised in the period		**55.8**	40.2	595.9
Prior period adjustment	5	**(48.7)**		
Total recognised gains and losses since the last annual report		**7.1**		

Notes to the Interim Financial Report

1 Basis of preparation

During the period Financial Reporting Standard (FRS) 19 "Deferred Tax" has been adopted by the Group and accordingly deferred tax is now fully provided. Except for this change, the interim financial report has been prepared using accounting policies consistent with those set out in the financial statements for the 52 weeks ended 28 April 2001. Comparative figures have been restated for this change in accounting policy.

The interim financial report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. It is unaudited but has been reviewed by the auditors. Their report is on page 17.

Other than the restatement noted above the financial information for the 52 weeks ended 28 April 2001 has been extracted from the financial statements for that period. Those statements, which contain an unqualified auditors' report, have been delivered to the Registrar of Companies.

The Interim Statement for the 28 weeks ended 10 November 2001 was approved by the directors on 9 January 2002.

2 Segmental analysis

(a) Turnover and operating profit

	28 weeks 2001/02		28 weeks 2000/01 (restated)		52 Weeks 2000/01 (restated)	
	Turnover £million	**Operating profit £million**	Turnover £million	Operating profit £million	Turnover £million	Operating Profit £million
UK Retail	**1,910.7**	**72.9**	1,855.5	70.9	3,979.4	244.8
International Retail	**305.4**	**7.0**	283.2	14.6	601.6	22.3
European Property	**7.0**	**2.9**	35.3	7.6	62.4	14.9
Underlying results	**2,223.1**	**82.8**	2,174.0	93.1	4,643.4	282.0
Continuing operations						
UK Retail – exceptional items	**-**	**-**	-	(9.7)	-	(39.3)
	2,223.1	**82.8**	2,174.0	83.4	4,643.4	242.7
Discontinued operations						
Freeserve - ordinary activities	**-**	**-**	30.2	(26.5)	44.8	(38.5)
- exceptional items	**-**	**-**	-	(0.4)	-	(0.4)
	-	**-**	30.2	(26.9)	44.8	(38.9)
	2,223.1	**82.8**	2,204.2	56.5	4,688.2	203.8

(b) Net assets

	10 November 2001 £million	11 November 2000 (restated) £million	28 April 2001 (restated) £million
UK Retail	**402.8**	457.6	268.4
International Retail - base	**207.2**	173.3	191.0
- goodwill	**461.6**	426.9	432.7
European Property	**56.0**	50.4	49.3
Net operating assets	**1,127.6**	1,108.2	941.4
Net non-operating assets/(liabilities)	**348.9**	(190.3)	334.3
Net funds	**39.0**	30.3	199.5
Net assets - continuing operations	**1,515.5**	948.2	1,475.2
- discontinued operations	**-**	55.0	-
Total net assets	**1,515.5**	1,003.2	1,475.2

The UK Retail division operates in the United Kingdom. The International Retail division operates in the Nordic region, Spain, France, the Republic of Ireland and Greece. The European Property division operates mainly in Belgium, Luxembourg, France and Germany. There were no material exports from the locations in which the Group operates. The classification of the UK Retail and International Retail divisions has been revised to include related Internet services. Previously these were disclosed separately. The directors consider that this revised classification provides more meaningful disclosure.

Net non-operating assets/(liabilities) comprise the Group's investment in Wanadoo S.A. (acquired February 2001), dividends payable, corporation tax, overseas taxation, deferred taxation balances and other non-operating assets and liabilities.

Net funds of £39.0 million include cash and investments of £337.0 million (11 November 2000 £337.9 million, 28 April 2001 £284.6 million) held under trust to fund extended warranty liabilities. Excluding amounts held under trust to fund extended warranty liabilities net borrowings totalled £298.0 million (11 November 2000 £358.8 million (also excluding Freeserve funds), 28 April 2001 £85.1 million).

Notes to the Interim Financial Report continued

3 Exceptional items

		28 weeks 2001/02 £million	28 weeks 2000/01 £million	52 weeks 2000/01 £million
Included within operating profit:				
Restructuring of store portfolio and service operations		-	(9.7)	(19.9)
Impairment of e-commerce assets		-	-	(19.4)
Expenses incurred by Freeserve with respect to potential sale		-	(0.4)	(0.4)
		-	(10.1)	(39.7)
Exceptional profit on sale and partial sales:				
Freeserve including deemed disposals		-	7.6	471.8
Amounts written off investments	- continuing	-	-	(15.0)
	- discontinued	-	-	(11.5)
		-	-	(26.5)

The provision for restructuring the store portfolio and service operations largely comprised disposal costs of stores and redundancy costs of service engineers.

Following the introduction of UITF 29 in 2000/01, the Group reassessed the holding value of its investment in e-commerce systems and infrastructure. In accordance with FRS 11 a provision for impairment was made. The provision for amounts written off investments related principally to the Group's investment in gameplay plc.

In 2000/01, the Group sold its majority shareholding in Freeserve plc to Wanadoo S.A., receiving 12.4% of the enlarged share capital of Wanadoo. This gave rise to a net gain of £460.3 million after deducting costs. Further gains arose prior to the disposal of Freeserve on deemed disposals in respect of shares issued by Freeserve plc.

4 Net interest

	28 weeks 2001/02 £million	28 weeks 2000/01 £million	52 weeks 2000/01 £million
Interest receivable and similar income	**27.2**	32.1	50.0
Interest payable on bank loans, overdrafts and other loans repayable within five years	**(22.9)**	(33.2)	(53.1)
	4.3	(1.1)	(3.1)
Interest capitalised	**0.3**	0.4	1.1
	4.6	(0.7)	(2.0)

5 Taxation on profit on ordinary activities

The taxation charge on profit on ordinary activities before exceptional items is based on the estimated effective rate of taxation of 21.9% for the 52 weeks ending 27 April 2002 .The effective rate of taxation on the full year underlying results for 2000/01 was 23.5% after restatement for full provisioning for deferred tax.

FRS 19 'Accounting for Deferred Tax' has been adopted with effect from 29 April 2001. This requires that full provision for deferred tax is made on all timing differences which have not reversed at the balance sheet date. The Group's previous accounting policy provided for deferred tax to the extent that the timing difference was likely to reverse in the foreseeable future. This has resulted in a prior period adjustment reducing net assets by £48.7 million. Prior period comparatives have also been restated accordingly.

6 Dividends

	28 weeks 2001/02 £million	28 weeks 2000/01 £million	52 weeks 2000/01 £million
Interim of 1.375p (2000/01 1.25p)	**26.5**	24.1	24.1
Final for 2000/01 of 4.25p paid	-	-	81.8
Ordinary dividends	**26.5**	24.1	105.9

Independent Review Report by the Auditors

To Dixons Group plc

Introduction
We have been instructed by the Company to review the financial information for the 28 weeks ended 10 November 2001 which comprises the profit and loss account, the balance sheet, the cashflow statement and related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 10 November 2001.

9 January 2002
Hill House
1 Little New Street
London EC4A 3TR

Deloitte & Touche
Chartered Accountants

Retail Sales Analysis

	28 weeks ended 10 November 2001 £million	28 weeks ended 11 November 2000 £million	Change %	Like for like change %
UK Retail				
Dixons	**376.6**	380.2	**-1%**	**1%**
Currys	**750.5**	705.9	**6%**	**4%**
PC World	**581.1**	554.3	**5%**	**-2%**
The Link	**161.3**	176.9	**-9%**	**-18%**
Other	**41.2**	38.2	**8%**	**-**
International Retail				
Nordic region	**270.8**	250.1	**8%**	**-3%**
Republic of Ireland	**24.4**	20.1	**21%**	**5%**
PC City (Spain/France)	**10.2**	13.0	**-22%**	**12%**
Total Retail	**2,216.1**	2,138.7	**4%**	**-0.8%**

Retail Store Data

	Store numbers		Sales area	
	10 November 2001	Change since 28 April 2001	**10 November 2001 000 sq. ft.**	Change since 28 April 2001 000 sq. ft.
UK Retail				
Dixons	**331**	(7)	**842**	(14)
Currys – Superstores	**285**	2	**3,582**	78
- High Street	**96**	(7)	**164**	(16)
PC World	**103**	7	**1,717**	79
The Link	**279**	8	**263**	8
International Retail				
Nordic region *	**144**	11	**1,810**	324
Republic of Ireland	**11**	1	**124**	3
PC City	**6**	-	**64**	15
Total Retail	**1,255**	15	**8,566**	477

* Includes franchise stores